Exhibit 99.8

For Immediate Release	August 16, 2007

CHALLENGER ENERGY CORP. WELCOMES BG GROUP plc INTO DRILLING CONSORTIUM

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or “Company”) (TSX.V:CHQ)(AMEX:CHQ), today announced that it is pleased to have BG International Limited (“BG”), a wholly owned subsidiary of BG Group plc, join in the drilling consortium on Block 5 (c) offshore Trinidad.

Dan MacDonald, President and CEO of Challenger Energy Corp. said: “Our Block 5(c) drilling group has been strengthened by the addition of BG, who is one of the leaders in the gas sector in Trinidad, and we welcome their expertise in drilling, producing and marketing of natural gas in the region and globally.”

BG has entered into a farm-in agreement with Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG), the operator of Block 5(c), to participate in the exploration drilling and development of Block 5(c) and through a joint operating agreement with Challenger and Canadian Superior, BG will be assisting the Companies with operations on the Block.

Challenger’s commitment to fund one third of the exploration program on Block 5(c) to earn a 25% share in Block 5(c) remains unchanged.

The Company’s first exploration well, ‘Victory’, on Block 5(c) has been successfully drilled to a current depth of 9,860 feet and we are currently running 13-5/8” casing into the hole in preparation for continued drilling to our planned total depth of 16,870 feet.  The Victory well is projected to reach total depth in mid-September, 2007.

Challenger is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For Further Information RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, Please Contact:

Dan MacDonald
CHALLENGER ENERGY CORP.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Phone: (403) 503-8810
Fax: (403) 503-8811
www.chaenergy.ca